09011858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file number ~~333-75362~~ 1-05794

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Masco Services Group Corp. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

Page 1 of 15 consecutively numbered pages.
The exhibit index appears on page 15.

MASCO SERVICES GROUP CORP. 401(k) PLAN

INDEX

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Plaza
1900 St. Antoine Street
Detroit MI 48226-2263
Telephone (313) 394 6000
Facsimile (313) 394 6555

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Masco Services Group Corp. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Masco Services Group Corp. 401(k) Plan (the "Plan") at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Detroit, Michigan
June 24, 2009

MASCO SERVICES GROUP CORP. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

ASSETS

	2008	2007
Investments, at fair value:		
Mutual funds	$113,589,431	$181,703,317
Guaranteed investment contract	2,709,340	4,004,507
Masco Corporation Company Stock Fund	2,004,809	4,059,182
Participant loans receivable	6,708,122	6,991,554
Total investments	125,011,702	196,758,560
Receivables:		
Participant contributions	255,607	445,747
Employer contributions	58,786	101,732
Total receivables	314,393	547,479
NET ASSETS AVAILABLE FOR BENEFITS	$125,326,095	$197,306,039

The accompanying notes are an integral part of the financial statements.

MASCO SERVICES GROUP CORP. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2008

Additions:	
Participant contributions	$ 15,195,463
Interest and dividend income	6,202,720
Employer contributions	3,304,818
Total	24,703,001
Deductions:	
Net depreciation in fair value of investments	(63,455,256)
Benefit payments	(35,073,406)
Other, net	(52,040)
Total	(98,580,702)
Transfers:	
Net transfers into the Plan (Note A)	1,897,757
Net decrease	(71,979,944)
Net assets available for benefits:	
Beginning of year	197,306,039
End of year	$125,326,095

The accompanying notes are an integral part of the financial statements.

MASCO SERVICES GROUP CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

A. Description of Plan:

The following description of the Masco Services Group Corp. ("Company") 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. Effective October 1, 2007, the Plan name changed from Masco Contractor Services, Inc. 401(k) Plan to Masco Services Group Corp. 401(k) Plan.

1. *General.* The Plan is a defined contribution plan covering salaried and hourly employees at certain divisions and subsidiaries of the Company. Eligible employees may participate in the Plan on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

2. *Contributions.* Participants may contribute up to 50 percent of their pretax annual compensation, as defined in the Plan, not to exceed $15,500 in 2008. All employees who are eligible to make salary reductions under this Plan and who have attained the age of 50 before the close of the Plan Year shall be eligible to make catch-up contributions which were limited to $5,000 in 2008. Participants may also make rollover contributions representing distributions from individual IRAs or other employers' tax-qualified plans. The Company makes matching and/or profit sharing contributions in accordance with the provisions of the Plan. These Company contributions, if applicable, vary by division or subsidiary and are invested pursuant to the participant's investment election. Contributions are subject to certain limitations. Participants may direct contributions in one percent increments in any of the various investment options. These options include professionally managed mutual funds and the Masco Corporation Company Stock Fund and vary in their respective strategies, risks and goals. Participants may change their investment options daily.

3. *Participant Accounts.* Each active participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions (if applicable), and (b) Plan earnings. Allocations are based on participants' earnings or account balances, as defined in the Plan. Plan administrative expenses are paid by Masco Corporation and not charged to participants' accounts. Certain expenses may be incurred by individual participants for special services relating to their account. These costs are charged directly to the individual participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4. *Vesting and Forfeited Employer Contributions.* Participants are immediately vested in their contributions plus actual earnings thereon. Vesting varies by division or subsidiary, but generally, participants are immediately vested in the Company matching and/or profit sharing contribution plus earnings thereon. At December 31, 2008 and 2007, forfeited nonvested employer contributions totaled $170 and $302, respectively. The forfeited amounts were used in each succeeding year to reduce employer contributions.

A. **Description of Plan,** concluded:

5. *Voting Rights.* Each participant who has an interest in the Company Stock Fund is entitled to exercise voting rights attributable to the shares allocated to his or her Company Stock Fund account and is notified by the trustee prior to the time that such rights are to be exercised. If the trustee does not receive timely instructions, the trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.

6. *Participant Loans Receivable.* Generally, participants may borrow from their pretax or rollover contribution accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance at the time of the loan. Loan terms generally may range from 1-15 years. The loans are collateralized by the balance in the participant's account and generally bear interest at a rate equal to the Prime Rate on the date of application for the loan. Principal and interest are paid ratably through monthly payroll deductions. Loans outstanding at December 31, 2008 are due at various dates through 2031 and bear interest at rates ranging from 3.25% to 11.5%.

7. *Payment of Benefits.* Generally, after separation from service due to termination, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a single lump-sum amount or in annual installments over a period not to exceed five years. In-service and hardship withdrawals are distributed in a single lump-sum payment.

During 2008, several transfers were executed within the Masco Services Group Corp. 401(k) Plan, Masco Services Group Corp. Hourly 401(k) Plan and the Masco Corporation 401(k) and Hourly 401(k) Plans in an effort to consolidate multiple accounts held by participants of the plans. In some cases, participants held accounts in more than one plan. As a result of these transfers, participants affected by the account consolidation now have a single account in the plan in which they are currently active. Total transfers of net assets out of the Plan amounted to $224,152.

Effective January 1, 2008, Masco Contractor Services of California, Inc. (formerly Schmid Insulation Contractors, Inc.) and Masco Home Services, Inc., were added as currently participating employers. As a result of these events, no net assets were transferred into the Plan.

Effective May 1, 2008, Erickson Construction, LLC was added as a currently participating employer. As a result of this event, related net assets of $2,121,909 were transferred into the Plan.

B. Summary of Significant Accounting Policies:

The following is a summary of significant accounting policies (in accordance with accounting principles generally accepted in the United States of America) followed in the preparation of these financial statements.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates and assumptions.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

Investments, excluding the Guaranteed Investment Contract (GIC) contained within the Blended Income Fund, are stated at fair value as determined by Fidelity Pricing and Cash Management Services, Inc. using quoted market prices at December 31, 2008 and 2007. Participant loans are valued at their outstanding balances, which approximate fair value.

The Guaranteed Investment Contract is stated at contract value (contributions made under the contract plus interest at a 3.00% rate) and approximates fair value at both December 31, 2008 and 2007. FSP AAGINV-1 and SOP 94-4-1 (the "FSP") provides guidance with respect to the financial statement presentation and disclosure for certain investment contracts held by defined contribution plans, including Guaranteed Investment Contracts such as the one held by the Plan in the Blended Income Fund. The Plan considered the disclosure requirements and determined that the impact was immaterial, thus the disclosures have not been added to the financial statements.

Investment transactions are reflected on a trade-date basis. Interest income is recognized on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded as earned on an accrual basis.

B. Summary of Significant Accounting Policies, concluded:

The Plan presents in the statement of changes in net assets available for benefits the net depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

Payment of Benefits

Benefits are recorded when paid.

C. Investments:

The following investments represent five percent or more of the Plan's net assets at December 31, 2008 and 2007.

	2008	2007
Blended Income Fund, 24,492,122 and 24,964,250 shares, respectively	$24,492,122	$24,964,250
PIMCO Total Return Fund - Administrative Class, 1,701,490 and 671,165 shares, respectively	$17,253,103	$ 7,174,749
Fidelity Equity Income II Fund, 545,193 and 693,151 shares, respectively	$ 7,261,974	$15,928,616
Fidelity Independence Fund, 484,258 and 517,685 shares respectively	$ 6,910,363	$14,593,547
Artisan Mid Cap Fund-Investor Class, 352,079 and 413,752 shares, respectively	$ 5,988,857	$12,801,486
Fidelity Magellan® Fund, 128,585 and 142,539 shares, respectively	$ 5,896,906	$13,380,170
Fidelity Overseas Fund, 179,740 and 216,427 shares, respectively	$ 4,507,881	$10,472,898

During 2008, the Plan's investments (including gains and losses on investments sold during the year, as well as investments held at year-end) depreciated in value by $(63,455,256) as follows:

Mutual Funds	$(61,683,180)
Masco Corporation Company Stock Fund	(1,772,076)
	$(63,455,256)

At December 31, 2008 and 2007, the Masco Corporation Company Stock Fund is made up of Masco Corporation Common Stock totaling $1,961,516 and $3,969,256, respectively, and cash and money market investments of $43,293 and $89,926, respectively.

At December 31, 2008 and 2007, the Blended Income Fund is made up of the Guaranteed Investment Contract totaling $2,709,340 and $4,004,507, respectively and the Fidelity Retirement Government Money Market Fund of $21,782,782 and $21,013,259, respectively.

D. **Fair Value Measurements**

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards ("SFAS") No. 157 for its financial assets and liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." SFAS No. 157 further defines a fair value hierarchy, as follows: Level 1 inputs as quoted prices in active markets for identical assets or liabilities; Level 2 inputs as observable inputs other than Level 1 prices, such as quoted market prices for similar assets or liabilities or other inputs that are observable or can be corroborated by market data; and Level 3 inputs as unobservable inputs that are supported by little or no market activity and that are financial instruments whose value is determined using pricing models or instruments for which the determination of fair value requires significant management judgment or estimation.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value ("NAV") of shares held by the plan at year end.

Participant loans: Valued at their outstanding balances, which approximate fair value.

Guaranteed investment contract: Valued at contract value (contributions made plus interest at 3.00% rate) which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008.

	Assets at Fair Value as of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Mutual funds	$113,589,431	$ --	$ --	$113,589,431
Common stocks	2,004,809	--	--	2,004,809
Guaranteed investment contract	--	--	2,709,340	2,709,340
Participant loans	--	--	6,708,122	6,708,122
Total assets at fair value	$115,594,240	$ --	$ 9,417,462	$125,011,702

D. **Fair Value Measurements,** concluded:

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008.

	Year Ended December 31, 2008	
	Guaranteed Investment Contract	Participant Loans
Balance, beginning of year	$ 4,004,507	$ 6,991,554
Interest	79,693	10,966
Purchases, sales, issuances and settlements (net)	(1,374,860)	(294,398)
Balance, end of year	$ 2,709,340	$ 6,708,122

E. **Income Tax Status:**

The Internal Revenue Service determined and informed the Company by letter dated October 21, 2002 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("Code"). The Plan has since been amended; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

F. **Plan Termination:**

Although the Company has not expressed an intent to do so, the Company has the right at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. At the date of any such termination, all participants become fully vested in their accounts and the Administrative Committee of the Masco Services Group Corp. 401(k) Plan shall direct the Trustee to distribute to the participants all assets of the Plan, net of any termination expenses, which will be prorated among the participants' accounts.

G. **Other Related Party Transactions:**

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is also the trustee as defined by the Plan and, therefore, the purchases and sales qualify as party-in-interest transactions. There were no fees paid by the Plan for investment management services for the year ended December 31, 2008.

MASCO SERVICES GROUP CORP. 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008

(a)	(b) Identity of Issuer, Borrower or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	(d) Cost*	(e) Current Value
	Pacific Investment Management Series	PIMCO Total Return Fund-Administrative Class 1,701,490 shares		$ 17,253,103
	Artisan Partners Limited Partnership	Artisan Mid Cap Fund-Investor Class 352,079 shares		5,988,857
	American Beacon Advisors	American Beacon Small Cap Value Fund-PA Class 364,997 shares		4,204,770
	JP Morgan Investment Management	JP Morgan Mid Cap Value Fund-Institutional Class 190,078 shares		2,955,707
	Wells Fargo Funds Management, LLC	Wells Fargo Advantage Small Cap Value Fund - Investor Class 155,455 shares		2,821,509
	Wellington Management Company, LLP	Vanguard Wellington Fund-Admiral Class 30,357 shares		1,280,465
**	Fidelity Institutional Retirement Services Company	Blended Income Fund 24,492,122 shares		24,492,122
		Fidelity Equity Income II Fund 545,193 shares		7,261,974
		Fidelity Independence Fund 484,258 shares		6,910,363
		Fidelity Magellan® Fund 128,585 shares		5,896,906
		Fidelity Overseas Fund 179,740 shares		4,507,881
		Fidelity Diversified International Fund 167,863 shares		3,610,737
		Spartan® U.S. Equity Index Fund 111,061 shares		3,542,855
		Fidelity Fund 120,189 shares		2,735,490
		Fidelity Low-Priced Stock Fund 87,004 shares		2,011,528
		Fidelity Emerging Markets Fund 139,585 shares		1,813,205

MASCO SERVICES GROUP CORP. 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), Concluded

December 31, 2008

(a)	(b) Identity of Issuer, Borrower or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	(d) Cost*	(e) Current Value
**	Fidelity Institutional Retirement Services Company, concluded	Fidelity Freedom Income Fund® 32,906 shares		314,580
		Fidelity Freedom 2000 Fund® 11,399 shares		114,563
		Fidelity Freedom 2005 Fund[SM] 11,268 shares		94,542
		Fidelity Freedom 2010 Fund® 314,568 shares		3,258,926
		Fidelity Freedom 2015 Fund[SM] 155,637 shares		1,332,252
		Fidelity Freedom 2020 Fund® 273,478 shares		2,748,456
		Fidelity Freedom 2025 Fund[SM] 202,539 shares		1,666,896
		Fidelity Freedom 2030 Fund® 371,546 shares		3,626,290
		Fidelity Freedom 2035 Fund[SM] 200,522 shares		1,610,188
		Fidelity Freedom 2040 Fund® 512,472 shares		2,864,718
		Fidelity Freedom 2045 Fund® 144,052 shares		947,860
		Fidelity Freedom 2050 Fund® 66,877 shares		432,028
		Masco Corporation Company Stock Fund 524,819 shares		2,004,809
		Masco Corporation Company Stock $1,961,516		
		Cash and Money Market $43,293		
**	Participant Loans	Ranging 1-15 years maturity with Rates of Interest, 3.25% - 11.5%		6,708,122
				$ 125,011,702

* Historical cost information is no longer required on the Schedule of Assets (Held at End of Year) for participant directed investments.

** These investments are with a party-in-interest.

MASCO SERVICES GROUP CORP. 401(k) PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Masco Services Group Corp. 401(k) Plan

By: Masco Corporation, Plan Administrator of the Masco Services Group Corp. 401(k) Plan

Date: June 24, 2009

By: ______________________________
John G. Sznewajs
Vice President, Treasurer and
Chief Financial Officer
Authorized Signatory

MASCO SERVICES GROUP CORP. 401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of PricewaterhouseCoopers LLP relating to the Plan financial statements

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-75362) of Masco Corporation of our report dated June 24, 2009 relating to the financial statements of Masco Services Group Corp. 401(k) Plan which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Detroit, Michigan
June 24, 2009